

March 15, 2011

Mr. Mark Rubash
Chief Financial Officer
Shutterfly, Inc.
2800 Bridge Parkway
Redwood City, California 94065

> **Re: Shutterfly, Inc.**
> **Form 10-K for the Fiscal year December 31, 2010**
> **Filed February 7, 2011**
> **File No. 001-33031**

Dear Mr. Rubash:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Net Income per Share, page 49

1. Please tell us the terms of the shares subject to repurchase and the holders of those shares.

Note 6- Commitments and Contingencies, page 53
Legal Matters, page 54

2. We note on page 8 that you were a party to an Assurance of Discontinuance entered into on September 31, 2010 with the New York Attorney General's office, which related to your business activities in New York regarding discount programs offered by Webloyalty, Inc., one of your former business partners. Please disclose the pertinent details of the subject Assurance under "Legal Matters" on page 54, including your assessment on a risk of loss, if any. If there is a risk of loss, tell us your consideration of loss contingency disclosures or accrual requirements pursuant to ASC 450-20.

* * * *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director